

William Slattery, CFA
Vice President
Listing Qualifications

Electronic Mail Only

April 11, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finances:

This is to certify that on April 11, 2018 The Nasdaq Stock Market (the "Exchange") received from Causeway ETMF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Causeway International Value NextShares
Causeway Global Value NextShares

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery